IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

PETER BRAGDON,

Plaintiff,

– against –

THE HERTZ CORPORATION, FRANK A.
OLSON, CRAIG R. KOCH, W. WAYNE
BOOKER, LOUIS C. BURNETT, MICHAEL T.
MONAHAN, PETER J. PESTILLO, JOHN M.
RINTAMAKI, JOHN M. THOMPSON, JOSEPH
A. WALKER AND FORD MOTOR
COMPANY,	Civil Action No. 18342NC

CLASS ACTION COMPLAINT

Defendants.

      Plaintiff alleges upon information and belief, except as to paragraph 1 which plaintiff alleges upon knowledge, as follows:

      1. Plaintiff is a shareholder of The Hertz Corporation (“Hertz” or the “Company”).

      2. Hertz is a corporation duly organized and existing under the laws of the State of Delaware, with its principal offices located at 225 Brae Boulevard, Park Ridge, New Jersey, 07656-0713. Hertz rents and leases cars and light trucks, rents industrial and construction equipment, and operates its other businesses from locations throughout the United States, and in other countries. The Company operates its Hertz car rental business primarily through airport locations.

      3. Ford Motor Company (“Ford”) is a corporation duly organized and existing under the laws of the State of Delaware, with its principal offices located at One American Road, Dearborn, Michigan 48126. Ford designs, manufactures and services cars and trucks. In addition, Ford provides the rental of cars, trucks,

In addition, Ford provides the rental of cars, trucks, and industrial and construction equipment through Hertz. Defendant Ford owns approximately 81.5% of the outstanding shares of common stock of Hertz and 94.6% of the aggregate voting power of Hertz’s outstanding common stock through its ownership of Class A and Class B shares of the Company.

      4. Defendant Frank A. Olsen is a Director of Hertz and has been Chairman of the Board of Directors thereof since June 1980, he was Chief Executive Officer from March 1977 through December 1999.

      5. Defendant Craig R. Koch is a Director of Hertz and has been President and Chief Executive Officer of Hertz since January 2000. From September 1993 through December 1999, Koch was President and Chief Operating Officer of the Company.

      6. Defendant W. Wayne Booker is a Director of Hertz and Vice Chairman of Ford.

      7. Defendant Louis C. Burnett is a Director of Hertz.

      8. Defendant Michael T. Monahan is a Director of Hertz.

      9. Defendant Peter J. Pestillo is a Director of Hertz and Vice Chairman of Ford.

      10. Defendant John M. Rintamaki is a Director of Hertz and Group Vice President, Chief of Staff and Secretary, of Ford.

      11. Defendant John M. Thompson is a Director of Hertz.

      12. Defendant Joseph A. Walker is a Director of Hertz and Managing Director, J.P. Morgan & Co.

      13. The individual defendants named above may be referred to hereinafter as the “Individual Defendants.” The Individual Defendants, as officers and/or directors of Hertz and/or Ford, a controlling shareholder, have a fiduciary relationship and responsibility to plaintiff and the other public shareholders of Hertz and owe to them the highest obligations of good faith, loyalty, fair dealing, due care and candor.

CLASS ACTION ALLEGATIONS

      14. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common shareholders of Hertz, or their successors in interest, who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of defendants.

      15. This action is properly maintainable as a class action because:

      a. The Class is so numerous that joinder of all members is impracticable. There are thousands of Hertz shareholders of record and many more beneficial owners who are located throughout the United States;

      b. There are questions of law and fact which are common to the Class, including: whether Ford has acted in a manner calculated to benefit itself at the expense of Hertz public shareholders; whether the Individual Defendants have breached their fiduciary or other common law duties to plaintiff and other members of the Class; whether plaintiff and the other members of the Class would be irreparably damaged if Ford, Hertz and the Individual Defendants are not enjoined from committing the wrongs complained of herein;

      c. Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole; and

      d. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

      e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

CLAIM FOR RELIEF

      16. Ford owns approximately 81.5% of Hertz common stock and controls 94.6% of the aggregate voting power of Hertz’s outstanding common stock.

      17. On September 21, 2000, Ford announced that it had proposed to acquire all of the Hertz common stock it did not already own for $30 per share, which represents a small premium over the closing price of Hertz stock on the prior trading day.

      18. The price of $30 per share to be paid to plaintiff and the Class members is unfair and inadequate consideration, and is not the result of arm’s length negotiations but was fixed arbitrarily by the defendants to “cap” the market price of Hertz’s stock, as part of a plan for Ford to obtain complete ownership of Hertz’s assets and business at the lowest possible price. Due to the massive ownership interest of Ford in Hertz, it is also not reasonably possible for a third party to come along and out-bid Ford for a majority stake in the Company.

      19. As part of its majority ownership of Hertz, Ford has voting control of the Company and controls it proxy machinery. It has selected and elected all of Hertz’s directors, who are beholden to Ford for their offices and the valuable perquisites conferred upon them by virtue of their positions.

      20. Defendants have clear and material conflicts of interest and are acting to better the interests of Ford at the expense of Hertz’s public shareholders.

      21. J. P. Morgan & Co., Inc. advised Ford on the proposed transaction even though director defendant Joseph A. Walker, is a Managing Director of J.P. Morgan & Co., creating a further material conflict of interest.

      22. Ford, with the acquiescence of the directors of Hertz, is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, Ford and the Individual Defendants have breached and are breaching their fiduciary duties to the irreparable harm of the members of the Class.

      23. Plaintiff has no adequate remedy at law.

      WHEREFORE, plaintiff prays for judgment and relief as follows:

      A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

      B. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them, from proceeding with, consummating or closing the contemplated transaction;

      C. In the event the contemplated transaction is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

      D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

      E. Awarding plaintiff the costs of this action, including a reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

      F. Granting such other and further relief as to the Court may seem just and proper.

Dated: September 21, 2000

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A

By:	__________________________________

919 North Market Street

Suite 1401, Mellon Bank Center

Wilmington, Delaware 19899

(302) 656-4433

Counsel for Plaintiff

OF COUNSEL

WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
212/759-4600